

August 4, 2010

<u>via U.S. mail and facsimile</u>

John Williams, Chief Executive Officer
Shearson American REIT Inc.
540 Brickell Key Drive, Suite 1024
Miami, Florida 33131

> **Re:** **Shearson American REIT Inc.**
> **Form 10**
> **Filed July 9, 2010**
> **File No. 0-29627**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise the discussion of the involuntary deregistration on page six or where appropriate to list the filings that were not made and address the potential impact of your failure to file those reports.

Item 1. Description of Business, page 3

2. Please revise the discussion at the top of page four to state, if true, that you have had no discussions or negotiations with any candidates with respect to a possible acquisition, merger or similar transaction.

3. Revise to briefly discuss the competitive business conditions and your intended methods of competition. Also, with respect to your intention to qualify as a REIT, please revise to discuss the need for any government approval and the status of any such approval.

4. We note the fourth to last paragraph on page three. To the extent you intend to become a REIT other than by acquisition, please revise to briefly address the prior performance of any programs sponsored by management and management's experience with REIT programs.

5. Please revise to delete the last two sentences on page three regarding the revenues and high returns and liquidity of REITs.

6. We note that all your "officers and directors are engaged in outside business activities." Please revise to briefly explain approximately how many hours per week your management intends to devote to your business.

Item 2. Financial Information, page 12

Overview, page 12

7. You disclose in this section that you became inactive after the events of September 11, 2001 and you have had no business operations "other than complying with its reporting requirements under the Exchange Act."   However, you disclose in the first paragraph of page six that "the Company had been deficient in complying with the Company's obligations under Exchange Act for several years." Please reconcile these disclosures.

8. Please discuss the impact that the Order Instituting Administrative Proceedings pursuant to Section 12(J) of the Securities and Exchange Act of 1934 had on your operations and liquidity and capital resources.

Item 5. Directors and Executive officers, Promoters and Control Persons, page 13

9. Please revise to disclose the terms of office for the officers and directors. See Item 401 of Regulation S-K.

10. Please revise the business experience discussion to address each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e)(1) of Regulation S-K.

11. Please revise to address the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 15

12. Please revise to update the summary compensation table format for Item 402(n) of Regulation S-K.

Certain Relationships, page 16

13. Please revise to provide the information required by Item 404(c) and (d) of Regulation S-K.

Trading of Securities, page 20

14. Please revise to address the statement on page five that you "will not make any efforts to cause a market to develop" until you cease to be a blank check company.

Financial Statements

15. Please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

16. Please tell us how you considered FASB ASC 915 in determining whether to present cumulative-to-date financial statements for your development stage operations.

Report of Independent Registered Public Accounting Firm, page F-1

17. We note that your financial statements were audited by Sempel, Marchal & Cooper, LLP. To the extent you changed auditors from your prior auditors of Grassi & Co., CPAs, P.C. within the past two fiscal years and subsequent period through the date of the filing, please provide the disclosures set forth in Item 304 of Regulation S-K as applicable.

Statements of Operations, page F-2

18. We note your disclosure on page 21 of your 2009 Form 10-K that indicated the amount of $10,000 paid for audit services covering the years ended December 31,

2007 through December 31, 2009. Please tell us where you have reported this amount in your financial statements.

Note 2. Summary of Significant Accounting Polices and Use of Estimates, page F-6

Recent Accounting Pronouncements, page F-7

19. Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future amendments, please revise any references to accounting standards in accordance with FASB ASC 105-10.

Note 3. Accrued Liabilities, page F-7

20. We note that you have recorded accrued liabilities for litigation judgment and accrued interest on litigation judgment. Please disclose when and how the liability will be extinguished.

Exhibits

21. We note that exhibit 3.1 includes a document for PSA in California, as well as a document for Canticle Corporation in Delaware. Please revise to clarify or advise.

22. You refer to exhibit 3.2, bylaws, but these do not appear to be filed. Please file or advise.

Forms 10-K for the Fiscal Years Ended December 31, 2008 and 2009

23. Please revise your Form 10-K filings to comply with the above comments in so far as they are applicable to the fiscal periods and to the forms.

24. We note you checked the box on your Form 10-K indicating that you are not a voluntary filer. We also note the statements on page 18 of your Form 10-K that certain controls "are generally not applicable." Please revise to clarify your reporting status and compliance with Items 307 and 308 of Regulation S-K.

Exhibits

25. Please provide a complete list of exhibits.

26. We note that you have not met the due date for the first quarterly report for fiscal year 2010. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3236 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services